WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Comprehensive Income

Year ended December 31, 2015

(In thousands)

Net income	$	139,477
Other comprehensive income:		
Unrealized depreciation of available for sale investment securities during the year, net of income tax benefit of $(624)		(1,530)
Pension and postretirement benefits, net of income tax benefit of $(3,590)		(5,964)
Comprehensive income	$	131,983

See accompanying notes to consolidated financial statements.